SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of 2003 full year results

February 12th, 2004 ,

CAUTIONARY STATEMENT

This presentation contains, in particular in the sections 2004 objectives, 2003 consolidated revenues, TOP Program 2003 results, TOP LINE Program and 2004 milestones and Conclusion, forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s strategies and expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the “15 + 15 + 15” plan and the TOP LINE and TOP programs, France Telecom’s other strategic, financiall and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de référence submitted to the COB on March 21, 2003 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on French GAAP information. For a definition of these measures, please refer to slides n°61 and 62. In accordance with market authorities’ recommendations, France Telecom is no longer using the acronym “EBITDA” for Operating income before depreciation, but the French acronym “REAA”.

Note: Reported pro forma and half year figures are unaudited

AGENDA

2003 highlights: a year into “FT Ambition 2005”

Business Segment Analysis

Consolidated Results

Conclusion

2003 HIGHLIGHTS

A year into « FT Ambition 2005 »

All 2003 targets have been achieved

In EUR bn

FY 2003 FY 2003

guidance

Revenue growth (pro forma*) + 3 to + 5% + 3.4%**

REAA* > 17 bn 17.3 bn

Operating income > 9.2 bn 9.5 bn

Capex* < 5.5 bn 5.1 bn

Free cash flow*** > 4 bn 6.4 bn

Net debt* / REAA ratio < 2.9 2.55

* See glossary

** Actual growth –1.1%

*** before disposals, see glossary

EUR 6.4bn FCF* far above guidance

Main full year 2003 achievements

Operating achievements

TOP program success: REAA-Capex EUR12.2bn

TOP-Line program initiatives to support growth

Operating income margin 20.7% vs 14.6% in 2002

FCF* EUR6.4 bn, twice the initial target of over EUR3 bn

EUR 3.0 bn asset disposals

Net debt EUR 44.2bn reduced by EUR 23.9bn

Net Income EUR 3.2bn

* See glossary

Operations under control leading to strong cash generation

Operating achievements

2003 KPIs

Market share Broadband /

Subscribers end 03 end 2003 Data

Non voice

FR 48.8% is 12.7%

Orange 49.1 m (+ 4.7m) UK 25.8%* of network

revenues

Fixed Group ADSL

33.9m (-0.6%) 75.8 % local 2003 revenue

France Access lines 61.8 % LD EUR744m

9.15m (+0.6m) 27% of

54% in ADSL***

Wanadoo 275k internet in France subscribers are

advertisers broadband

2/3 of “Top 100 Data IP 2003

Equant companies” in revenue

Business Week USD2.1Bn**

240,000

11.1m fixed (+0.33m) Fixed 90.3%

TP group Broadband

5.7m mobile (+1.2m) Mobile: 33%

subscribers

* Active customers / **including SITA

***including unbundled line for ADSL access, excluding Turbo DSL and Ma LigneTV

2003 Group Key figures (1)

03/02 Proforma

Euros in millions 2002 2003

% chg % chg

Revenues 46,630 46,121 - 1.1% + 3.4%

REAA 14,917 17,303 + 16.0% + 21.0%

REAA margin 31.9% 37.5% .

Operating Income 6,808 9,554 + 40.3% + 45.5%

Operating Income margin 14.6% 20.7% .

Current Income from 2,687 5,365 + 99.7%

Integrated companies

Net Income -20,736 3,206

Accelerated improvement in profitability in 2003

2003 Group Key figures (2)

Euros in millions 03/02 Proforma

2002 2003

% chg % chg

CAPEX* 7,441 5,086 - 31.7% - 26.8%

As        % of revenues 15.9% 11.0%

Free Cash Flow **

(available to retire debt - 1,111 6,372

and excluding disposals)

Net Debt 68,019 44,167 - 35.1%

*excl. Mobile licenses

**: See glossary

Higher FCF used to lower debt and proposed distribution

Use of cash priorities: no change since investor’s day

Cash from operations

“Excess Cash”: Cash from operations beyond TOP target, disposals

Cash Call on Market

1. Debt reduction to hit 2005 target (1.5 to 2 x)

2. Distribution — As early as 2004

3. Organic growth investment

4. Footprint optimization (in / out)

5. Subsidiaries’ equity structure optimization (up / down)

6. Major acquisition Not envisaged

7. Share buy-back Not envisaged

Distribution policy

Generation of EUR3.2bn of net profit

Free Cash-flow exceeding TOP Target

Restored balance sheet

France Telecom to resume its distribution policy

Dividend of EUR0.25 per share submitted to April 9 AGM

Priorities for 2004:

Innovation, Growth, Profitability

Develop broadband value

TOP-Line through penetration and new services

program

Leverage potential from network cooperation

TOP Yield full-year impact from existing projects

program

Launch 25 new projects

France Telecom at forefront of industry transformation

2004: a key milestone for FT

Ease of use and new services

Q2 2004 • TV-over-DSL launched in Paris

Q2 2004 • Non-PC video-telephony

H1 2004 • Contact lists for fixed and Wanadoo, to be merged

H1 2004 • Voice and video on Wanadoo Instant Messaging

Q3 2004 • Seamless fixed, mobile voice mails

Q4 2004 • Large scale deployment of payment

H2 2004 • Interoperability fixed & mobile video-telephony

H2 2004 • Wanadoo-Orange IM interoperability

End 2004 • 3G full-scale product launch

H1 2005 • Full interoperable contacts list (Wanadoo, Orange, Fixed)

H1 2005 • Mobile-to-fixed call forwarding

H2 2005 • Presence-based contact list, beyond Wanadoo

H2 2005 • Trusted ID provider (Wanadoo, Fixed & Orange)

2005 • Video-over-DSL in foreign subsidiaries

End 2008 • Target of 10% of pay TV

Business Segment Analysis

Key operating figures FY2003 Summary (1)

Euros in millions 03/02 03/02 03/02 03/02

Revenues actual pro forma REAA actual pro forma

change change change change

Orange 17,941 + 5.0% . + 9.0% . 6,578 + 27.8% . + 32.2% .

Fixed-line, Distribution, -

Networks, Large Customers 21,761 -—5.6% . -—2.4% . 7,590 +5.4% . + 9.7% .

and Operators

Wanadoo 2,617 + 26.2% . + 26.2% . 347 ns ns

Equant 2,612 -—17.2% . -—0.8% . 259 +29.3% . + 54.9% .

TP Group 4,164 + 20.0% . + 1.5% . 1,859 + 28.0% . + 8.2% .

Other International 1,621 -33.2%—. + 4.0% . 608 -22.5%—. + 42.5% .

Eliminations and other items -—4,595 + 62

Total Group (Consolidated) 46,121 -1.1% + 3.4% 17,303 + 16.0% +21.0%

REAA improvement* across the board

* pro forma 15

Key operating figures FY2003 Summary (2)

Operating 03/02 03/02 REAA 03/02 03/02

Euros in millions Income actual pro forma minus actual pro forma change change CAPEX change change

Orange 4,265 +53.3% . +57.7% . 4,216 +126.1% . +130.1% .

Fixed-line, Distribution, -

Networks, Large Customers 4,066 +16.3% . +21.6% . 6,234 +25.8% . +29.3% .

and Operators

Wanadoo 250 ns ns 271 ns ns

Equant -—168 +47.5% . +37.1% . 11 +105.5% . +106.6% .

TP Group 890 +36.3% . +15.0% . 975 +139.3% . +46.0% .

Other International 314 +13.3% . +141.8% . 425 +9.5% . +134.7% .

Eliminations and other items -—63 +85

Total Group (Consolidated) 9,554 + 40.3% + 45.5% 12,217 + 63.4% + 66.1%

All segments are generating positive REAA-Capex

key operating figures FY2003

Euros in millions

4.77m new subscribers in 2003

SACs decrease, partly offset by retention cost to migrate from pre-paid to contract

– Orange SACs decrease of -14.2% yoy (pro forma)

– 28.3% in France

– 8.3% in UK

– Increase of SRCs: +44.4%

– +68.7% in France

– +11.7% in UK

– Upturn in SAC in Q4 to fuel growth

Better churn in France

– 21.6% in 2002 to 18.3% in 2003 in France

* pro forma

Migration towards higher value customers

REAA & Operating Income analysis

Euros in millions

France UK RoW

Group shared function

* pro forma

RoW’s REAA EUR 1.48bn up 72.8%, all three Orange sub-segments are contributing to growth

Operating figures FY2003

Euros in millions

Strong benefit from TOP:

– REAA above guidance of 6.3 bn euros, +32% yoy (pro forma)

OPEX:

– REAA margin up

– 37% in 2003 vs 30% in 2002

–contained marketing and communication costs, as well as SACs

CAPEX of 2.4 bn euros

* pro forma

[REAA-CAPEX]: more than x 2 in a year

Operating figures FY2003

Euros in millions

27% of subscriber are broadband

Positive REAA for Access subsegment

Improved REAA margin

– 13.3% in 2003 vs 2.7%* in 2002

OPEX

– optimization of network cost & customer care – rationalization in portal division

– Paper cost decrease for Directories

Lower CAPEX in Access subsegment, due to

– diminishing content production – new platform already built in 2002

* pro forma

Positive Operating Income and [REAA-CAPEX] for the first year

Fixed Line, Distribution Large Customers, Operators and Networks: Broadband and data

Millions of lines activated Network data End of period in France* End of period

* See glossary for definition

79% ADSL coverage in France end 2003

Fixed Line, Distribution, Large Customers,

Operators and Networks: key operating figures FY2003

Euros in millions

Strong benefits from TOP Program

– REAA margin improved by 4 points

from 31% to 35% REAA margin

• positive contribution from Large Customers and Operators

OPEX

– headcount reduction*:—7 516**

– Non labor cost*** down -11.8%

CAPEX

– Network CAPEX down 35% due to

network optimization, achievement of switching program modernization, price decrease of equipment

– ADSL CAPEX up + 22%

* Pro forma

**End of Year headcounts ***Non labor cost = total opex—labor cost

Improvement in profitability: REAA up 672 million euros*

Fixed Line, Distribution Large Customers, Operators and Networks: OPEX analysis

FT Fixed labor cost FT fixed non-labor cost

2002 Pro forma

Non labor costs decrease from H1 2003, Labor costs decrease from H2 2003 key operating figures FY2003

Euros in millions

REAA margin improved by 4 points

– 2003 REAA margin: 10% vs 6% in 2002

OPEX reduction

– Significant reduction of access and maintenance costs

– Improvement of process – significant headcounts reduction

CAPEX

– around 80% of Capex are related to Network equipment

* Pro forma figures

Positive REAA-Capex

key operating figures FY2003

Euros in millions

REAA margin improved by 3 points

– 45% in 2003 vs 42% in 2002

OPEX

– cost of sales

• 34% of revenues in 2003 vs 36% in 2002

– headcount

• -12% headcount end of period

CAPEX

– sharp reduction in mobile, due to network upgrade done in 2002

* pro forma figures

Strong operating performance

Other international: key operating figures FY2003

Euros in millions

REAA improvement partly due to

– Uni2 cost rationalisation in Spain

Historical data negatively impacted by

– FTML (Lebanon) transfer to Lebanese government

– Casema disposal

– ECMS (Egypt) transfer to Orange Segment

– CTE (Salvador) disposal

* pro forma figures

A big step in asset portfolio streamlining

Quarterly gain of clients portfolio for France Telecom Group

In thousands

* pro forma

Acceleration of subscriber base end of 2003

REAA group margin trends

Pro forma figures

REAA margin

REAA margin before commissions, advertising and handsets

Underlying cost base improvement maintained in Q4

2003 Consolidated Results analysis

Back to profitability

From Revenues to Operating Income

Euros in millions %

2002 2003 Proforma

change % chg

Revenues 46,630 46,121 - 1.1%—. + 3.4% .

Labor Costs 10,036 9,239 -—7.9% . -—3.8% .

as a        % of revenues 21.5% . 20.0% .

Non Labor costs 21,677 19,579 -—9.7% . -—5.5% .

as a        % of revenues 46.5% . 42.5% .

REAA 14,917 17,303 + 16.0% . + 21.0% .

as a        % of revenues 31.9% . 37.5% .

D & A 7,910 7,538 -—4.7% . 0.0% .

Amortization of actuarial adjustments

in Early Retirement Plan 199 211 + 6.0% . + 6.0% .

Operating Income 6,808 9,554 40.3% . + 45.5% .

as a        % of revenues 14.6% . 20.7% .

45.5% increase in pro forma operating income

From Operating Income to Current Income from integrated companies

Euros in millions

2002 2003

Operating Income 6,808 9,554

Interest expense, net excl. “TDIRA” - 4,041 - 3,688

Accrued “TDIRA” interest expense - - 277

Foreign exchange gain (loss), net 136 - 25

Discounting of early retirement plan - 216 - 199

Current Income from integrated companies 2,687 5,365

Current income from integrated companies X2 in 2003

From Current Income from integrated companies to Net Income

Euros in millions 2002 2003

Current Income from integrated companies 2,687 5,365

Other non-operating income / (expense), net - 12,849 - 1,119

Income taxes - 2,499 2,591

Employee Profit Sharing - 148 - 127

Net Income / (loss) from Integrated Companies - 12,809 6,710

Equity in net income / (loss) of affiliates - 367 - 168

Goodwill amortization - 2,352 - 1,677

Exceptional Goodwill amortization - 5,378 - 1,137

Net Income / (loss) before minority interests - 20,906 3,728

Minority interests 170 - 522

Net income / (loss) Group Share - 20,736 3,206

Group profitability restored after losses in 2002 and 2001

Non-operating income analysis

Euros in millions

FY 2002 H1 2003 FY 2003

Total non-operating income - 12 849 - 370 - 1,119

Of which mainly:

MobilCom provision - 7,290 - -

NTL provision - 1,641 - -

Wind provision - 1,404 270 270

TDIRA restructuring - - - 431

provision for put on TPSA shares - 571 - 256 - 299

Restructuring costs (Orange, Equant, …) Equant, - 471 - 213 - 305

Impact of bond buyback (FT + Orange) - - 97 - 141

Strong reduction of losses after EUR -12.8Bn due to exceptional provisions in 2002

Income tax analysis

Euros in millions FY 2002 FY 2003

France Telecom SA tax group - 1,588 1,100 1,100

Of which current tax 14 0

Of which deferred tax - 1,602 1,100 1,100

Orange SA tax group - 531 1,861

Orange UK group - 208 - 293

Wanadoo SA tax group 68 213 213

TP Group - 55 - 144 144

Other subsidiaries in and outside France - 185 - 146 146

Total tax - 2,499 2,591 2,591

Cash tax impact on FY 2003: EUR 325m

Equity in net income of affiliates

Euros in millions

FY 2002 FY 2003

Wind (sold in July 2003) - 305 - 70

BITCO / TA Orange - 80 - 68

TP Group (consolidated as of April 1st 2002) - 6 -

Others 24 - 30

Total affiliates - 367 - 168

Almost EUR200m of improvement in 2003

Exceptional goodwill amortization

Euros in millions

FY 2002 H1 2003 FY 2003

Freeserve - - 447 - 447

BITCO / TA - - 287 - 287

Mauritius Telecom - - 143 - 143

QDQ Media - - 149 - 245

Equant - 4,375 - -

Orange CH - 872 - -

Others - 131 - 15 - 15

Total exceptional goodwill amortization -5,378 -1,041 -1,137

No major items in H2 2003

Financing in 2003: From REAA to Net cash used in operating activities

Euros in millions

FY 2002 FY 2003

REAA 14,917 17,303

Interest Expense, net - 4,041 - 3,688

Foreign Exchange gain (loss) - 298 - 735

Income Taxes - 959 - 325

Early Retirement Plan - 601 - 700

TDIRA restructuring costs - - 431

Employee Profit Sharing - 148 - 127

Restructuring costs and others - 726 - 1,217

Change in Working Capital (inventories + receivables- payables) 992 1,278

Change in Working Capital (others) 2,703 - 36

Net Cash used in operating activities 11,839 11,322

Financing in 2003

Euros in millions FY 2002 FY 2003

Net Cash used in operating activities 11,839 11,322

Net cash provided by investing activities - 11,514 - 3,737

ow Capex - 7,943 - 5,102

ow Disposals 1,436 3,046

Change in scope of consolidation, capital - 4,921 14,434

Increase, exchange rates and others

Treasury funds impact from FT capital increase 1,833

= Decrease in net Debt - 4,596 23,852

Free Cash Flow excluding disposals and

- 1,111 6,372

Impact of treasury funds improvement*

* =Net cash used in operating activities +net cash provided by investing activities—disposals+treasury funds impact from FT capital increase

Faster than expected debt reduction in 2003

2003 Net debt and balance sheet highlights

Euros in millions

2003 2002

Long Term Assets 85,375 92,740

of which goodwill 25,838 27,675

Current Assets 14,458 13,847

of which Cash and

cash equivalent 3,350 2,819

of which marketable securities 1,874 45

Shareholders’ equity 12,026 -9,951

Minority interests 5,966 9,780

Long term liabilities 44,750 61,876

of which long term

financial debt 38,764 46,898

Current liabilities 31,812 44,882

of which

current financial debt 10,627 23,985

Financial balance restored in 12 months

Balance Sheet Highlights

Euros in millions

FY 2003

Consolidated shareholders’ equity at December 31, 2002 - 9,951

FY 2003 net income 3,206

Capital increase 14,840

Sale of treasury shares 3,990

Orange exchange in shares 3,592

Other -37

Currency translation adjustment - 3,614

Consolidated shareholder’s equity at December 31, 2003 12,026

Consolidated shareholder’s equity strengthened by EUR22Bn in 2003

CONCLUSION

2001-2003: Operations under control

Euros in millions

REAA Op. Income NET INCOME

Margins, in        %

REAA margin Op. Income margin

A big step in asset portfolio streamlining

2004-2005 objectives

+3 to +5% pro forma revenue growth

Over EUR 18bn REAA in 2004

40% REAA margin in 2005

Capex / sales ratio to remain around 11%

Net Debt / REAA ratio between 1.5 and 2 in 2005

Right balance between growth and profitability

APPENDIX

Goodwill amortization

Euros in millions

FY 2002 FY 2003

Orange Group - 1,371 - 1,226

Wanadoo Group - 256 - 241

TP Group - 130 - 132

Equant Group - 511 - 33

Others - 84 - 45

Total goodwill amortization - 2,352 -1,677

Impairment tests support key goodwill

Segment Revenues

Euros in millions

+ 9.0% pro forma + 5.0% actual

Pro forma growth

ROW: + 20.7% .

UK: + 7.4% .

France: + 4.3% .

High single digit pro forma growth confirmed

Segment Revenues

Euro in millions

+ 26.2% pro forma + 26.1% actual

Pro forma growth

Directories: + 5.6% .

Access, portals and e-commerce: + 41.3% - .

2003 revenue targets achieved

Fixed Line, Distribution and Networks: segment revenues

Euros in millions

- 2.4% pro forma

- 5.6% actual

Pro forma

Other Revenues: -12.8% - .

Carriers Services :-0.3% :- .

Business Services: -1.4% - .

Consumer Services: -3.1% - .

* Pro forma revenue

2002 vs 2001: -2.9*%, 2003 vs 2002: -2.4*%

Revenues

- 0.8% pro forma

- 17.2% actual

Euros in millions

Actual figures

Integration

Direct Indirect Services,

network network Other

services services Services,

+8.3% -19.7% SITA

-4.6%

Equant statutory revenues in USD: -0.8%

Total revenues down 0.8% pro forma, impacted by indirect channel revenue decrease

Revenues

Euros in millions

+ 1.5% pro forma + 20.% actual

Pro forma

Internet & Others: +28.8% . Mobile: + 29.1% .

Fixed-Line:—- - 5.2% .

Strong growth in Mobile and Internet

Other International Operations: Revenues

+ 4.0% pro forma

- 33.2% actual

Euros in millions

Main International

activities

Rev Rev

2002 2003

Uni 2 (Spain) 441 484

Sonatel (Senegal) 262 299

CI TelCom (Ivory Coast) 201 195

Jordan Telecom 183 154

Strong scope of consolidation Impact

3G licenses

Countries controled License cost license

(million euros) life

UK 99% 6,600 20

France 99% 620 20

Netherlands 99% 436 15

Switzerland 99% 36 15

Belgium 50% 150 20

Denmark 67% 104 20

Slovakia 63% 35 20

Strong growth in REAA (pre SACs & SRCs) as a        % of total revenues

Strong margins before SACs and SRCs reflect tight cost control and focused spend in advertising & promotion

FY 02 Pro Forma restated at 2003 FX Rates and Egypt FY results proportionately consolidated at 71.25%

Falling acquisition costs balanced by rising costs of retention as a        % of total revenues

Lower SAC cost of new customer growth offset by higher cost of SRC due to drive to retain high value customers

SRCs are reported on a variable cost basis throughout the Group and exclude any allocation of fixed costs. This is equivalent to a “cash” cost to Orange. Data is therefore not comparable with previously released figures FY 02 Pro Forma restated at 2003 FX Rates and Egypt FY results proportionately consolidated at 71.25%

Strong growth in REAA

Euros in millions

REAA increases 32.2% on pro forma 2002

Significant improvement in ROW operations in 2003

FY 02 Pro Forma restated at 2003 FX Rates and Egypt FY results proportionately consolidated at 71.25%

Strong REAA in ROW

Euros in millions

All ROW operating businesses generated positive REAA for the first time

Africa / Other includes the following countries Botswana, Cameroon, Ivory Coast, Madagascar, Dominicana and International head office FY 02 Pro Forma restated at 2003 FX Rates and Egypt FY results proportionately consolidated at 71.25%

REAA margins

as a        % of total revenues

Strong margin growth across all operations

Significant drop in capex

Euros in millions

Rephasing of capex in 2003

Cumulative capex target for 2003—2005 to remain unchanged at €7-8 bn

Capex excluding licence

FY 02 Pro Forma restated at 2003 FX Rates and Egypt FY results proportionately consolidated at 71.25%

Capex in ROW

Euros in millions

ROW capex spend decreased by just under half (pro forma 41.5%) due to finalisation of network rollout in Switzerland and The Netherlands and the exit from operations in Sweden (€127m)

Africa / Other includes the following countries Botswana, Cameroon, Ivory Coast, Madagascar, Dominicana and Sweden. FY 02 Pro Forma restated at 2003 FX Rates and Egypt FY results proportionately consolidated at 71.25%

Glossary (1)

Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period

Market Share of fixed line telephony in France: calculated based on traffic on the network or interconnected to the network of France Telecom

ADSL Revenues: : Wanadoo ADSL Connectivity revenues + Consumer services revenues from “Ma Ligne ADSL” connectivity and from equipments (ADSL modems) sales and rental + Carriers services revenues from ADSL access bulk sales (options 3 “IPADSL” and 5 “ADSL Connect ATM”) to third part ISP’s.

ADSL actived lines: All ADSL lines in service by end of period excluding unbundled lines : “Ma Ligne ADSL” lines sold directly to the subscriber whatever his ISP + “IP ADSL” (option 5) and “ADSL Connect ATM” (option 3) lines sold to all ISPs to be integrated into the packages (ADSL+IP connectivity) + “Turbo DSL” lines specifically dedicated to large business accounts for their data transmission services + “Ma ligne TV” lines which provides TV through ADSL without Internet access (the ADSL TV+IP packages being accounted for above).

Network Revenues for mobile services: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

Mobile ARPU: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12 month period Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France ‘s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.

Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of the Group’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis

Glossary (2)

REAA: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Capex: investments in intangible and tangible assets, excluding GSM and UMTS licenses and investments financed through capital leases

Opex: operating expenses before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan Personnel Costs: include capitalized costs and exclude taxes on wages

Operating working capital: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production)

DSO: Days of Sales Outstanding

Sourcing: implementation of a new purchasing policy at group level

FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities. FCF excludes asset disposals and investment of cash in short term marketable securities

Net Debt: Gross financial debt less cash and cash equivalents and marketable securities

February 12th, 2004 ,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 12, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information